Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ADVANCE NOTICE FOR ESTIMATED PROFIT OF

THE ANNUAL RESULTS OF 2017

This announcement is made by PetroChina Company Limited (the “Company” and, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

IMPORTANT NOTICE

(1) It is estimated that the net profit attributable to equity holders of the Company for 2017 will increase by an amount between RMB13 billion and RMB16 billion, representing an increase between 165% and 203% as compared with the previous year.

(2) The estimated growth in profit is primarily due to the combined impact of the Company optimizing its production and operation, broadening sources of income, reducing costs and improving efficiency, and the average realized prices of crude oil, natural gas, refined oil and other main products of the Company experiencing a significant rise as compared with the previous year.

I. ESTIMATED RESULTS OF THIS PERIOD

1. Period of the Estimated Results

From 1 January 2017 to 31 December 2017.

2. Estimated Results

(1) Based on preliminary estimation by the financial department of the Company and in accordance with PRC Accounting Standards for Business Enterprises, it is estimated that the net profit attributable to equity holders of the Company for 2017 will increase by an amount between RMB13 billion and RMB16 billion, representing an increase between 165% and 203% as compared with the previous year.

(2) The net profit attributable to equity holders of the Company after deduction of non-recurring loss/profit will increase by an amount between RMB22 billion and RMB25 billion, representing an increase between 835% and 949% as compared with the previous year.

3. The estimated results of this period are preliminary estimation of the Company and have not been audited by certified accountants.

II. RESULTS OF THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

1. Net profits attributable to equity holders of the Company: RMB7.9 billion. Net profit attributable to equity holders of the Company after deduction non-recurring loss/profit: RMB2.634 billion.

2. Earnings per share: RMB0.04.

III. MAIN REASONS FOR THE INCREASE OF ESTIMATED RESULTS OF THIS PERIOD

(1) Impact of Main Business. In 2017, the supply and demand in the global oil market gradually tended to be balanced, the international oil price fluctuated to a significant extent with a rise in the average price, and the market competition became increasingly fierce as compared with the previous year. Faced with the complex operation environment, the Company adhered to its steady development guidelines, intensified its efforts in reform and innovation, kept broadening sources of income, reducing costs and improving efficiency, took proactive measures to adapt to changes in the market, optimized the allocation of resources, production and operation. Meanwhile, the average realized prices of crude oil, natural gas, refined oil and other main products of the Company experienced a significant rise as compared with the previous year. The net profit attributable to equity holders of the Company is expected to increase significantly as compared with the previous year.

(2) Impact of Non-recurring Loss/Profit. In 2017, the amount of the non-recurring loss/profit impact changed significantly as compared with the previous year mainly due to the fact that the disposal of certain equity interest in Trans-Asia Gas Pipeline Company Limited in 2016 realized an income of RMB24.534 billion (as detailed in the Company’s 2016 annual report).

IV. RISK WARNINGS

There is no material factor of uncertainty in the Company that may affect the accuracy of this profit warning.

V. OTHER MATTERS

The estimated results above are only preliminary estimation. Please refer to the 2017 annual report to be officially disclosed by the Company for specific and accurate financial information. Investors are reminded to exercise caution when making investment decisions.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

30 January 2018

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.